UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
Amendment No. 4

EQGP Holdings, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Kirk R. Oliver

625 Liberty Avenue, Suite 2000

Pittsburgh, Pennsylvania 15222

Telephone: (412) 395-2688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Gathering Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 266,176,708 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 266,176,708 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 266,176,708 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Midstream Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,293,766 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,293,766 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,293,766 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Midstream Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 302,470,474 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 302,470,474 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,470,474 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (Amendment No. 4) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on November 14, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 30, 2018, as amended by Amendment No. 2 to Schedule 13D filed with the Commission on January 3, 2019 and as amended by Amendment No. 3 to Schedule 13D filed with the Commission on January 10, 2019 (Schedule 13D), and relates to common units representing limited partner interests (Common Units) in EQGP Holdings, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222. Capitalized terms used in this Amendment No. 4 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended by replacing the last sentence of the last paragraph thereof with the following:

On January 10, 2019, the Issuer filed a Form 25 with the SEC.  As a result, the Common Units were withdrawn from registration and subsequently delisted from the New York Stock Exchange, and the Issuer’s reporting obligations under the Securities Exchange Act of 1934, as amended (the Exchange Act), will be terminated.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by deleting the following from the last sentence of the first paragraph:

“or third parties in the open market or in private transactions”

Item 4 of Schedule 13D is hereby amended by deleting the second paragraph thereof in its entirety with the following:

On February 13, 2019, the Issuer entered into an agreement and plan of merger (the IDR Merger Agreement) with ETRN, the General Partner, EQM, the EQM General Partner, Equitrans Merger Sub, LP, a Delaware limited partnership (Merger Sub), and certain other parties thereto, pursuant to which, among other things, the parties to the IDR Merger Agreement have agreed to the exchange and cancellation of the outstanding incentive distribution rights in EQM (the IDRs) and the restructuring of the general partner interest in EQM pursuant to a series of transactions, including the merger of Merger Sub with and into the Issuer, collectively resulting in, among other things, the cancellation of (a) the IDRs in EQM, (b) the economic portion of the general partner interest in EQM and (c) the issued and outstanding Common Units and, as consideration for such cancellation, the receipt by certain affiliates of ETRN of (i) 101,811,643 million newly-issued EQM Common Units (21,811,643 of which are being issued in exchange for the cancellation of the 21,811,643 EQM Common Units held by the Issuer immediately prior to the transactions contemplated by the IDR Merger Agreement) and seven million newly-issued Class B units (Class B units), both representing limited partner interests in EQM, and (ii) the retention of the non-economic general partner interest in EQM (collectively, the EQM IDR Transaction). Upon closing of the EQM IDR Transaction, (i) the General Partner will replace the EQM General Partner as the general partner of EQM and (ii) the IDRs and economic general partner interest in EQM will be cancelled and will no longer be outstanding.

The Class B units will be divided into three tranches, with the first tranche of 2.5 million Class B units becoming convertible into EQM Common Units at the holder’s option on April 1, 2021, the second tranche of 2.5 million Class B units becoming convertible at the holder’s option into EQM Common Units on April 1, 2022, and the third tranche of two million Class B units becoming convertible at the holder’s option into EQM Common Units on April 1, 2023 (each, a Class B unit conversion date). Additionally, the Class B units will become convertible at the holder’s option into EQM Common Units immediately before a Change of Control (as will be defined in the Third Amended and Restated Agreement of Limited Partnership of EQM that will be entered into in connection with the closing of the EQM IDR Transaction, amending and restating the Second Amended and Restated Agreement of Limited Partnership of EQM, dated October 12, 2018) of EQM. Until the applicable Class B unit conversion date (or, if earlier, a Change of Control), the Class B units will not be entitled to receive any distributions of available cash. After the applicable Class B unit conversion date (or, if earlier, a Change of Control), whether or not such Class B units have been converted into EQM Common Units, the Class B units will participate pro rata with the EQM Common Units in distributions of available cash.

Except with respect to the right to receive distributions prior to the applicable Class B conversion date (or Change of Control), the Class B units have the same rights and obligations as EQM Common Units. The Class B units will vote as a single class with EQM Common Units, subject to certain exceptions, including that the Class B units shall have the right to vote as a separate class on matters that adversely affect the rights or preferences of Class B units in relation to other classes of EQM partnership interests in any material respect or as required by law.

In connection with the EQM IDR Transaction, the Partnership Agreement will be amended and restated to reflect, among other things, the admission of Equitrans Transaction Sub GP, LLC, a Delaware limited liability company, as the general partner of the Issuer.

After giving effect to the EQM IDR Transaction, ETRN will continue to indirectly own 100% of the limited partner interest in the Issuer.

The foregoing description of the IDR Merger Agreement and the EQM IDR Transaction does not purport to be complete and is subject to, and qualified in its entirety by, the full text of IDR Merger Agreement filed herewith as Exhibit E, which is incorporated herein by reference.

Item 4(j) of Schedule 13D is hereby amended and restated in its entirety as follows:

(j)            Other than the EQM IDR Transaction, as of the date of this Amendment No. 4, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters). There can be no assurance that the signing of the IDR Merger Agreement will result in a transaction of interest to the Reporting Persons or the Issuer. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           (1)           As of February 13, 2019, the number of Common Units issued and outstanding is 302,470,474. As of February 13, 2019, EMH is the record and beneficial owner of 36,293,766 Common Units, which represent approximately 12.0% of the outstanding Common Units.

(2)           As of February 13, 2019, Gathering Holdings is the record and beneficial owner of 265,910,708 Common Units, which represent approximately 87.9% of the outstanding Common Units, and, through its sole ownership of GP Corporation, Gathering Holdings may be deemed to beneficially own an additional 266,000 Common Units, which represent approximately 0.1% of the outstanding Common Units.

(3)           ETRN does not directly own any Common Units; however, as the sole member of Gathering Holdings and EMH, it may be deemed to beneficially own the 266,176,708 Common Units beneficially owned by Gathering Holdings and the 36,293,766 Common Units beneficially owned by EMH, which represent in the aggregate 100.0% of the outstanding Common Units.

(4)           In addition, as of the date hereof, none of the Covered Individuals own any Common Units.

(b)           The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. As of the date hereof, none of the Covered Individuals own any Common Units.

(c)           Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)           GP Corporation has the right to receive distributions from, and the proceeds from the sale of, the 266,000 Common Units for which it is the registered holder. The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)           Not applicable.

Item 7. Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by adding the following Exhibit E:

EXHIBIT E                               Agreement and Plan of Merger, dated as of February 13, 2019, by and among Equitrans Midstream Corporation, EQM Midstream Services, LLC, EQM Midstream Partners, LP, EQGP Services, LLC, EQGP Holdings, LP and the other parties thereto (filed as Exhibit 2.1 to Equitrans Midstream Corporation’s current report on Form 8-K filed with the Commission on February 14, 2019 and incorporated herein its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 15, 2019

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer